Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-131524-01
Additional Information Statement dated February 6, 2007
The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-294-1322.
Superior Wholesale Inventory Financing Trust 2007-AE-1
Issuing Entity
$823,600,000 Class A Floating Rate Asset Backed Term Notes, Series 2007-A
$112,700,000 Class B Floating Rate Asset Backed Term Notes, Series 2007-A
$48,300,000 Class C Floating Rate Asset Backed Term Notes, Series 2007-A
Wholesale Auto Receivables LLC
Depositor
GMAC LLC
Sponsor and Servicer
This additional information statement (this “Additional Statement”) relates to the Class A term notes, the Class B term notes and the Class C term notes offered by the preliminary prospectus supplement, dated February 5, 2007 (the “Preliminary Prospectus Supplement”). Unless the context indicates otherwise, defined terms in this Additional Statement that are not otherwise defined herein have the meanings given to them in the Preliminary Prospectus Supplement. This Additional Statement should be read in conjunction with the Preliminary Prospectus Supplement. To the extent that the information directly set forth in this Additional Statement is inconsistent with the information in the Preliminary Prospectus Supplement, you should rely upon the information in this Additional Statement.
The issuing entity is offering the following classes of notes by the Preliminary Prospectus Supplement and the accompanying prospectus:

		Offered Notes
	Class A	Class B	Class C
Principal balance	$823,600,000	$112,700,000	$48,300,000
Interest rate	One-Month LIBOR	One-Month LIBOR	One-Month LIBOR
	plus 0.10% per annum	plus 0.30% per annum	plus 0.60% per annum
Initial scheduled distribution date	March 15, 2007	March 15, 2007	March 15, 2007
Targeted final payment date	January 2010 distribution date	January 2010 distribution date	January 2010 distribution date
Stated final payment date	January 2012 distribution date	January 2012 distribution date	January 2012 distribution date
Distribution frequency	Monthly	Monthly	Monthly
Price to public	100%	100%	100%
Underwriting discount	0.20%	0.25%	0.30%
Proceeds to depositor	$821,952,800	$112,418,250	$48,155,100

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Additional Statement, the Preliminary Prospectus Supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Underwriters for the Class A term notes:

Banc of America Securities LLC	Morgan Stanley
Calyon Securities (USA)
Citigroup
Daiwa Securities SMBC Europe
Fortis Securities LLC
JPMorgan
Underwriters for the Class B term notes and the Class C term notes:

Banc of America Securities LLC	Morgan Stanley

     The trust will issue the offered notes on the “closing date,” which is expected to be February 13, 2007. The aggregate principal amount, interest rate and the Final Scheduled Distribution Date for each class of the offered notes are as set forth on the first page of this Additional Statement.
RAPID AMORTIZATION EVENTS
     The following are rapid amortization events for which all information was not available on the date of the Preliminary Prospectus Supplement:
•	the balance in the cash accumulation reserve fund for the Class A term notes declines below $754,967;

•	the balance in the cash accumulation reserve fund for the Class B term notes declines below $122,092;

•	the balance in the cash accumulation reserve fund for the Class C term notes declines below $64,400; and

•	the balance in the cash accumulation reserve fund for the Class D term notes declines below $24,821.
CASH ACCUMULATION RESERVE FUNDS
     On the closing date, the depositor will deposit the following:
•	$5,618,881 in cash or eligible investments into the Class A Term Note Cash Accumulation Reserve Fund;

•	$1,379,279 in cash or eligible investments into the Class B Term Note Cash Accumulation Reserve Fund;

•	$983,520 in cash or eligible investments into the Class C Term Note Cash Accumulation Reserve Fund; and

•	$436,840 in cash or eligible investments into the Class D Term Note Cash Accumulation Reserve Fund.
THE REVOLVING NOTES AND THE CERTIFICATES
     The “2007-RN1 Payment Period Commencement Date” will initially be 364 days after the closing date, but may be extended and may also occur earlier upon the occurrence of an Early Amortization Event, a Rapid Amortization Event, an Event of Default, the commencement of the Wind Down Period or the occurrence of other events specified in the purchase agreement pursuant to which the 2007-RN1 revolving note is sold by the depositor.
     The “2007-RN1 Stated Final Payment Date” is the Monthly Distribution Date related to the 24th Collection Period following the 2007-RN1 Payment Period Commencement Date.
     The certificates will bear interest on the certificate balance (without reduction for Trust Charge-Offs and Reallocated Principal Amounts), payable on each Monthly Distribution Date, at a rate equal to One-Month LIBOR plus 2.50% per annum.

THE TRUST
     The information under the heading “The Trust” in the Preliminary Prospectus Supplement shall be modified by deleting the words “The trust’s principal offices are in New York, New York” and inserting in their place the words “The trust’s offices in the state of Delaware are located in Wilmington, Delaware.”
THE POOL OF ACCOUNTS
     The definition of “Eligible Receivable” under the heading “The Pool of Accounts—Criteria Applicable to the Selection of Accounts and Receivables” in the Preliminary Prospectus Supplement shall be modified by deleting the words “which constitutes ‘chattel paper,’ an ‘account’ or a ‘payment intangible’ as defined in Article 9 of the UCC as in effect in the State of Michigan” and inserting in their place, the words “which constitutes ‘chattel paper,’ an ‘account’ or a ‘payment intangible’ as defined in Article 9 of the UCC as in effect in the State of New York.”
UNDERWRITING
     Based on the terms and conditions set forth in the underwriting agreement, the depositor has agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase from the depositor, the principal amount of Class A term notes, Class B term notes and Class C term notes set forth opposite its name below:
Aggregate Principal Amount to be Purchased

Underwriter	Class A term notes	Class B term notes	Class C term notes
Banc of America Securities LLC	$308,850,000	$56,350,000	$24,150,000
Morgan Stanley & Co. Incorporated	$308,850,000	$56,350,000	$24,150,000
Calyon Securities (USA) Inc.	$41,180,000	—	—
Citigroup Global Markets Inc.	$41,180,000	—	—
Daiwa Securities SMBC Europe Limited	$41,180,000	—	—
Fortis Securities LLC	$41,180,000	—	—
J.P. Morgan Securities Inc.	$41,180,000	—	—

Total	$823,600,000	$112,700,000	$48,300,000

     Banc of America Securities LLC and Morgan Stanley & Co. Incorporated are responsible for jointly leading and managing the offering of the offered notes.
     The depositor has been advised by the underwriters that the several underwriters propose initially to offer the offered notes to the public at the prices set forth on the cover page of this prospectus supplement, and to dealers at these prices less a selling concession not in excess of the percentage set forth below for the offered notes. The underwriters may allow, and the dealers may re-allow to other dealers, a subsequent concession not in excess of the percentage set forth below for the offered notes. After the initial public offering, the public offering price and these concessions may be changed.

	Selling
	Concession	Reallowance
Class A term notes	0.120%	0.090%
Class B term notes	0.150%	0.113%
Class C term notes	0.180%	0.135%
     The following chart sets forth information on the aggregate proceeds to the depositor from the sale of the offered notes.

		As a percentage of initial
		principal balance of the
	Amount in dollars	offered notes
Sale of the offered notes proceeds	$984,600,000	100.000%
Underwriting discount on the offered notes	$2,073,850	0.211%
Additional offering expenses	$1,000,000	0.102%
Net proceeds to the depositor	$981,526,150	99.688%

GLOSSARY OF PRINCIPAL TERMS
     The following are definitions of specific terms used in the Preliminary Prospectus Supplement for which all information was not available on the date of the Preliminary Prospectus Supplement.
     “Class A Term Note Cash Accumulation Reserve Fund Required Amount” means, with respect to any Determination Date, (a) the sum of (1) the present value, discounted at 5.32% per annum, of the Class A Term Note Monthly Note Mismatch Amounts for each Monthly Distribution Date following the Monthly Distribution Date for which the calculation is being made to the Monthly Distribution Date preceding the Term Note Targeted Final Payment Date and (2) $754,967, or (b) after the funds in that account have been transferred to the Reserve Fund, $0.
     “Class A Term Note Interest Rate” means, for any Monthly Distribution Date, an interest rate equal to One-Month LIBOR plus 0.10% per annum.
     “Class A Term Note Monthly Note Mismatch Amount” for a Monthly Distribution Date is calculated as follows:
Monthly Note Mismatch Amount = (Term Note Balance) × (Note Mismatch Rate) / 12
     where:
     Term Note Balance is the outstanding principal balance on the Class A term notes on the Monthly Distribution Date on which the Class A Term Note Cash Accumulation Reserve Fund Required Amount is being calculated after distribution of principal on that Monthly Distribution Date, and
     Note Mismatch Rate is 0.225%.
     “Class B Term Note Cash Accumulation Reserve Fund Required Amount” means, with respect to any Determination Date, the sum of (1) the present value, discounted at 5.32% per annum, of the Class B Term Note Monthly Note Mismatch Amounts for each Monthly Distribution Date following the Monthly Distribution Date for which the calculation is being made to the Monthly Distribution Date preceding the Term Note Targeted Final Payment Date and (2) $122,092, or after the funds in that account have been transferred to the Reserve Fund, $0.
     “Class B Term Note Interest Rate” means, for any Monthly Distribution Date, an interest rate equal to One-Month LIBOR plus 0.30% per annum.
     “Class B Term Note Monthly Note Mismatch Amount” for a Monthly Distribution Date is calculated as follows:
Monthly Note Mismatch Amount = (Term Note Balance) × (Note Mismatch Rate)/ 12
     where:
     Term Note Balance is the outstanding principal balance on the Class B term notes on the Monthly Distribution Date on which the Class B Term Note Cash Accumulation Reserve Fund Required Amount is being calculated after distribution of principal on that Monthly Distribution Date, and
     Note Mismatch Rate is 0.425%.
     “Class C Term Note Cash Accumulation Reserve Fund Required Amount” means, with respect to any Determination Date, the sum of (1) the present value, discounted at 5.32% per annum, of the Class C Term Note Monthly Note Mismatch Amounts for each Monthly Distribution Date following the Monthly Distribution Date for which the calculation is being made to the Monthly Distribution Date preceding the Term Note Targeted Final Payment Date and (2) $64,400, or after the funds in that account have been transferred to the Reserve Fund, $0.
     “Class C Term Note Interest Rate” means, for any Monthly Distribution Date, an interest rate equal to One-Month LIBOR plus 0.60% per annum.

     “Class C Term Note Monthly Note Mismatch Amount” for a Monthly Distribution Date is calculated as follows:
Monthly Note Mismatch Amount = (Term Note Balance) × (Note Mismatch Rate) / 12
     where:
     Term Note Balance is the outstanding principal balance on the Class C term notes on the Monthly Distribution Date on which the Class C Term Note Cash Accumulation Reserve Fund Required Amount is being calculated after distribution of principal on that Monthly Distribution Date, and
     Note Mismatch Rate is 0.725%.
     “Class D Term Note Cash Accumulation Reserve Fund Required Amount” means, with respect to any Determination Date, the sum of (1) the present value, discounted at 5.32% per annum, of the Monthly Note Mismatch Amounts for each Monthly Distribution Date following the Class D Term Note Monthly Distribution Date for which the calculation is being made to the Monthly Distribution Date preceding the Term Note Targeted Final Payment Date and (2) $24,821, or after the funds in that account have been transferred to the Reserve Fund, $0.
     “Interpolated LIBOR Increment” means:
     (1) 0.03333; multiplied by
     (2) the excess, if any, of
     (a) the rate for deposits in U.S. dollars for a period of two months commencing on the closing date that appears on Telerate Page 3750 as of 11:00 a.m., London time, two LIBOR Business Days prior to the closing date; minus
     (b) One-Month LIBOR as of two LIBOR Business Days prior to the closing date.
     “Rapid Amortization Event” means, for the term notes:
     (a) the occurrence of certain events of bankruptcy, insolvency or receivership relating to GMAC, the servicer, if not GMAC, or the depositor,
     (b)(i)(1) the filing of a petition by General Motors, or (2) the filing of a petition by a person other than General Motors that remains undismissed after 90 days, or (3) the entry of an order for relief against General Motors, in each case under Chapter 7 of the U.S. Bankruptcy Code or a similar provision of state or federal law that would result in the liquidation of General Motors; or (ii) General Motors ceases to operate as an automobile manufacturer or undertakes to sell or liquidate all or substantially all of its automobile manufacturing assets or business (or files a motion or other pleading requesting approval of any such actions), in either case after a petition has been filed under Chapter 11 of the U.S. Bankruptcy Code or a similar provision of state or federal law; and
     (c) either the trust or the depositor becomes required to register as an “investment company” within the meaning of the Investment Company Act of 1940,
     (d) on any Monthly Distribution Date, the balance in the Class A Note Cash Accumulation Reserve Fund would be less than $754,967 after giving effect to all withdrawals and additions on that Monthly Distribution Date,
     (e) on any Monthly Distribution Date, the balance in the Class B Note Cash Accumulation Reserve Fund would be less than $122,092 after giving effect to all withdrawals and additions on that Monthly Distribution Date,
     (f) on any Monthly Distribution Date, the balance in the Class C Note Cash Accumulation Reserve Fund would be less than $64,400 after giving effect to all withdrawals and additions on that Monthly Distribution Date,
     (g) on any Monthly Distribution Date, the balance in the Class D Note Cash Accumulation Reserve Fund would be less than $24,821 after giving effect to all withdrawals and additions on that Monthly Distribution Date, or
     (h) a basis swap is terminated due to the insolvency of the swap counterparty.

     Items (d) through (g) above are not Early Amortization Events for the trust.
     In addition, the following definitions in the Preliminary Prospectus Supplement shall be revised as follows:
     “Class A Term Note Cash Accumulation Reserve Fund Earnings” shall be modified by deleting in its entirety the sentence reading “Interest Earned is the sum of the Class A Term Note Cash Accumulation Account Earnings and the Class A share of the Term Note Distribution Subaccount Earnings during the related collection period.”
     “Eligible Investments” shall be modified by deleting clause (g) in its entirety and inserting in its place the following:
     (g) any of investment permitted by each of the rating agencies, in each case, other than as permitted by the rating agencies, maturing not later than the Business Day immediately preceding the next Monthly Distribution Date or, in specified circumstances, the next Monthly Distribution Date.